UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): Royal Dutch Shell plc

B.	This is

☑	an original filing for the Filer

☐	an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Royal Dutch Shell plc

Form type	Schedule 14D-1F

File Number (if known)	005-50218

Filed by	Royal Dutch Shell plc and Shell Investments Limited

Date Filed (if filed concurrently, so indicate)	February 8, 2007 (concurrently with Schedule 14D-1F)
D.	The Filer is incorporated or organized under the laws of England and Wales and has its principal place of business at Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

E.	The Filer designates and appoints Cravath, Swaine & Moore LLP, Attn: Gary Bornstein, (“Agent”) located at Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 14D1-F on February 8, 2007 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F. Each person filing this Form in connection with the use of Schedule 14D-1F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G. Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedules 14D-1F; the securities to which the Schedule relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Hague, The Netherlands, this 8th day of February, 2007.

Filer:	Royal Dutch Shell plc	By:	/s/ Michiel Brandjes
Michiel Brandjes Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.
Cravath, Swaine & Moore LLP
as Agent for Service of Process of Royal Dutch Shell plc

By:

/S/ Gary Bornstein

(Signature)

Gary Bornstein

(Name)

Partner

(Title)

February 8, 2007

(Date)

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